Assured Equities IV Corporation
136 East 8th Street, Number 298
Port Angeles, WA 98362

September 15, 2009

United Sates Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

SUBJECT: Request for Withdrawal of Form 10-12G, Amendment 3, Assured Equities IV Corporation
                     Received Date: September 15, 2009
                     Accepted Date: September 15, 2009
                     Filing Date: September 15, 2009
                     Accession Number: 0001447256-09-000029
                     File Number(s): 1.000-53734

To Whom It May Concern:

We request withdrawal of subject Form 10-12G Amendment 3 filing for Assured Equities IV Corporation. Filing date: September 15, 2009.

Reason for withdrawal request: an administrative oversight in the content of the Form 10-12G, Amendment 3. This administrative oversight has been corrected and a new filing of Form 10-12G Amendment 3 will occur.

Thank you for your assistance in this matter.

Regards,

s/s William D. Kyle
William D. Kyle
President